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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                      FORM N-8A

                             NOTIFICATION OF REGISTRATION
                        FILED PURSUANT TO SECTION 8(a) OF THE
                            INVESTMENT COMPANY ACT OF 1940


    The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:    GT Global Floating Rate Fund, Inc.

Address of Principal Business Office:

    50 California Street, 27th Floor, San Francisco, CA 94111

Telephone Number:  (415) 392-6181

Name and address of Agent for service of process:

    David J. Thelander
    Chancellor LGT Asset Management, Inc.
    50 California Street
    27th Floor
    San Francisco, CA  94111

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
    YES /    /     NO / X  /
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Item 1.  GT Global Floating Rate Fund, Inc.

Item 2. Registrant was incorporated under the laws of the State of Maryland on December 4, 1996.

Item 3.  Registrant is a corporation.

Item 4.  Registrant is a management company.

Item 5.  (a) Registrant is a closed-end company.

         (b) Registrant is a non-diversified company.

Item 6.  Chancellor LGT Senior Secured Management, Inc.
         1166 Avenue of the Americas
         New York, NY  10036

Item 7.  David J. Thelander            Director and
         50 California Street          President
         27th Floor
         San Francisco, CA  94111

         James R. Tufts                Vice President,
         50 California Street          Secretary and Treasurer
         27th Floor
         San Francisco, CA  94111

         William J. Guilfoyle          Vice President
         50 California Street
         27th Floor
         San Francisco, CA  94111

Item 8.  Not applicable.

Item 9.  (a) No.

         (b) Not applicable.

         (c) Yes.

         (d) No.

         (e) Not applicable.

Item 10. Zero.

Item 11. No.

Item 12. Not applicable.

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    Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of San Francisco and the State of California on the 4th day of December, 1996.

                                  GT GLOBAL FLOATING RATE FUND, INC.


                                  By:  /s/ David J. Thelander
                                       ----------------------
                                       David J. Thelander
                                       President


Attest:  /s/ James R. Tufts
         ------------------
         James R. Tufts
         Vice President